Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated June 15, 2007
Relating to Preliminary Prospectus dated June 15, 2007
Registration No. 333-141504

THE BLACKSTONE GROUP L.P.

FREE WRITING PROSPECTUS

The following article appeared in the Wall Street Journal on June 13, 2007.  It is being filed because of the timing of its appearance and because it contains statements made in interviews by Mr. Stephen A. Schwarzman, the Chairman and Chief Executive Officer of The Blackstone Group L.P.  By filing this article, we do not affirm or assume responsibility for anything contained in the article other than the statements made by Mr. Schwarzman.

BUYOUT MOGUL How Blackstone’s Chief Became $7 Billion Man

Schwarzman Says He’s Worth Every Penny; $400 for Stone Crabs

By HENNY SENDER and MONICA LANGLEY

June 13, 2007; Page A1

Stephen Schwarzman, who stands 5-foot-6, describes himself as a scrappy “little man” who finds ways to win. When he pursues deals as the chief executive of Blackstone Group, he says, he wants to “inflict pain” on and “kill off” his rivals.

Later this month, the giant buyout firm intends to go public, offering many investors their first opportunity to share the kill. If there was ever a doubt about what investors will be buying, a Securities and Exchange Commission filing Monday cleared that up: Mr. Schwarzman utterly dominates the firm. He stands to pocket as much as $677.2 million, and will retain a 23% stake in Blackstone, likely to be worth more than $7.5 billion.

Investing in Blackstone, in large measure, means buying a piece of Mr. Schwarzman — his profitable track record at taking companies private and wringing money out of them, his enormous ambition, and his healthy ego. Unlike most public companies, buyout firms live and die on the backs of their skippers, and the 60-year-old Mr. Schwarzman has always made it clear that he’s the one in charge.

Over the course of several conversations earlier this year, Mr. Schwarzman said he views each deal as a contest to the death. His intended message to the market: Blackstone will get what it wants at the price it wants to pay. Mr. Schwarzman likes battles to play out quickly. “I want war — not a series of skirmishes,” he said of his philosophy. “I always think about what will kill off the other bidder.”

DEAL BONANZA

•                  The Situation: When Blackstone goes public, Stephen Schwarzman’s stake is likely to be worth more than $7.5 billion.

•                  The Background: Mr. Schwarzman’s competitive drive has made him a fearsome presence within Blackstone, as well as a daunting rival for competitors.

•                  What’s Next: Other buyout funds will likely consider similar public offerings.

“I didn’t get to be successful by letting people hurt Blackstone or me,” he said. “I have no first-strike capability. I never choose to go into battle first. But I won’t back down.” Mr. Schwarzman declined to talk specifically about Blackstone’s business. SEC rules impose a “quiet period” before a public offering.

Mr. Schwarzman is exacting in his personal life too. Once, while sunning by the pool at his 11,000-square-foot home in Palm Beach, Fla., he complained to Jean-Pierre Zeugin, his executive chef and estate manager, that an employee wasn’t wearing the proper black shoes with his uniform, according to Mr. Zeugin, who says he has great admiration for his boss. Mr. Schwarzman explains that he found the squeak of the rubber soles distracting.

He expects lunches consisting of cold soup, a cold entrée such as lobster salad or fresh grilled tuna on salad, followed by dessert, Mr. Zeugin says. He eats the three-course meal within 15 minutes, the chef says. Mr. Zeugin says he often spends $3,000 for a weekend of food for Mr. Schwarzman and his wife, including stone crabs that cost $400, or $40 per claw. (Mr. Schwarzman says he had no idea how much the crabs cost.) Recently, Mr. Zeugin has been ill and is no longer working, although he is still on Mr. Schwarzman’s payroll.

Mr. Schwarzman is one of the pioneers of the private-equity industry, which is booming. Firms such as Blackstone and Kohlberg Kravis Roberts & Co. raise money from big investors, borrow more, then buy big companies, often public ones. They aim to rehabilitate or reshape them, and eventually to sell them at a profit.

On a Roll

Lately, they’ve been on a roll. Their deals have accounted for more than a third of all merger activity this year. Blackstone has been especially active, sealing deals for big companies on both sides of the Atlantic. It manages $88 billion in assets, which makes it the world’s largest private-equity firm. Last year, its fees, profits on deals, and other income totaled $2.3 billion, according to documents filed with the SEC.

For years, buyout firms have operated beyond the scrutiny of the public markets. But Blackstone’s upcoming IPO and a public offering last year by KKR of an investment vehicle in Europe signal that the industry is expanding beyond its core constituency of institutional investors and reaching for more permanent sources of capital.

A former associate quotes Mr. Schwarzman on the subject of his latest coup: “The little man has cracked the code in how to be a private company in the clothing of a public company.” After Blackstone sells about 10% of the firm for as much as $4.6 billion, Mr. Schwarzman intends to run it without instituting such traditional corporate-governance restrictions as having a majority of independent directors, according to an offering document.

As Mr. Schwarzman weighed whether to take his firm public, he told his family they would make a financial killing, but could be under more scrutiny, says his mother, Arline. A family member asked him: “Do we need any more money?” Arline Schwarzman says she interrupted: “You don’t understand what drives him. Money is the measuring stick.”

The seeds of Mr. Schwarzman’s approach to business were sown in Philadelphia. There, as a 15-year-old, he worked weekends in his family’s store, called Schwarzman’s. He says he urged his father to open more stores, and grew frustrated when his dad, content with their middle-class lifestyle, refused. His grandfather, who opened the business, “said I should keep folding towels and handkerchiefs and stand up straight and protect the good name of Schwarzman’s,” he recalls. “I didn’t want to be a retailer. I hated to wait on people.”

In school, Mr. Schwarzman ran track and played basketball. To compensate for his size, former teammates say, he drew up complicated basketball plays and strategies. Later, for intramural soccer games at Harvard Business School, he devised “elaborate triangular formations that were not flawed in conception but that nobody was capable of executing,” says Jeffrey Rosen, Mr. Schwarzman’s roommate and now a deputy chairman of investment bank Lazard Freres & Co.

Mr. Schwarzman says he was president of his junior-high and high-school classes; that he was on the podium on Class Day at Yale; and that he was president of the prestigious Century Club at Harvard Business School. “I’m a consistent little person,” he says of his leadership qualities.

As a student at Yale, while working as a waiter at an alumni reunion, he met William Donaldson of Donaldson, Lufkin & Jenrette. Mr. Donaldson invited him to work at the securities firm one summer. After graduate school at Harvard, he went to work at Lehman Brothers. He rose quickly through the ranks to become head of mergers and acquisitions. His last assignment was to sell Lehman itself. He says he had no desire to stay on after the sale to American Express Co.

He and Peter G. Peterson, who had left Lehman a year earlier after a power struggle, decided to start Blackstone in 1985. They originally envisioned the firm as an investment-banking boutique, and in the beginning, advising companies was their bread and butter.

But Mr. Schwarzman was determined to launch a buyout fund. Mr. Peterson suggested trying to raise $50 million. Mr. Schwarzman suggested $1 billion, a huge amount at that time. “I thought, how hard could this be?” he recalls. “The timing was right.” Blackstone raised $830 million for its first fund, completing fund raising days before the stock market crashed in 1987.

He pitched Blackstone as a corporate suitor that would not launch unsolicited bids. “Our comparative advantage was our relationships with the largest companies in the country,” he says of himself and Mr. Peterson. “We would say at meetings: ‘We are strictly friendly, unlike other firms in the business.’ Our base [of large companies] did not want to get hit by hostile tender offers.”

When Mr. Schwarzman covets a company, he sometimes will pursue it for a long stretch. In 2004, he sought to buy Celanese when the German chemical company’s stock was trading at the equivalent of $17. Over the course of a year, Celanese kept raising its asking price, rejecting Blackstone offers of $24, $28 and $32 a share. Finally, the chairman of Celanese told Mr. Schwarzman that nothing less than $32.50 would do.

‘A Nightmare’

Mr. Schwarzman agonized for 30 minutes before calling him back, worried that he was overpaying. “This is my definition of a nightmare,” he said at the time. “I felt nauseous.” Blackstone eventually made nearly six times its investment on the Celanese deal when the firm went public again in late 2005.

In February, he was drawn into a bidding war for Equity Office Properties, the nation’s largest owner of office buildings. Vornado Realty Trust, a real-estate investment trust, was also eager to buy the company. Mr. Schwarzman raised Blackstone’s bid repeatedly. At the same time, he insisted that Equity Office repeatedly increase the “breakup” fee, making it more expensive for the real-estate company to walk away from a Blackstone deal, regulatory filings show. Had Blackstone lost, it would have received $720 million, the filings say.

Blackstone eventually won the auction by bidding 14% higher than its original offer. It agreed to pay $39 billion, including debt, the nation’s second-largest leveraged buyout. Mr. Schwarzman reduced his downside by selling off about $25 billion of Equity Office properties around the nation, while hanging onto the buildings he wanted in Northern California and Silicon Valley.

Playing Hardball

In an industry that often has shied away from open competition between rival firms for deals, Mr. Schwarzman is willing to play hardball when a rival guns for one of his deals. Last summer, with Blackstone close to wrapping up a deal to buy Freescale Semiconductor, a rival group led by KKR indicated it would make a counteroffer, regulatory documents show. Mr. Schwarzman, knowing he had the leverage of an offer on the table, immediately raised his bid by $800 million, and pressed the Freescale board by telling directors they had 24 hours to make a decision or he would yank his bid, the documents indicate. Blackstone won the auction, agreeing to pay $17.6 billion, including assumed debt.

Mr. Schwarzman says he would never go after a company just to thwart a rival firm, and that he isn’t a “marauding, low-class, low-brow inflictor of random damage.”

Last year, KKR took public a $5 billion fund in Europe, giving public investors a stake in some KKR deals. Mr. Schwarzman, who had plans for something similar, told associates he was angry that KKR had beaten Blackstone to the punch in listing part of its operations as a public company. Later, after bankers suggested that Mr. Schwarzman take Blackstone itself public, he was determined to be first in line.

When a buyout executive suggested to Mr. Schwarzman that he invite KKR chief Henry Kravis to his 60th birthday party in February — an extravagant affair at New York’s Park Avenue Armory — Mr. Schwarzman observed icily that he had never been invited to Mr. Kravis’s home, the executive recalls. Mr. Schwarzman rejected the idea.

Mr. Schwarzman had no qualms about stage managing the accolades. When Blackstone colleagues prepared a video tribute, he sought to squelch any roasting, asking his peers not to poke fun at him. “Happy Birthday, Steve,” David Rubenstein, co-founder of rival buyout firm Carlyle Group, said on the video. “I wish you would retire so you wouldn’t compete with us on deals.”

Blackstone’s planned IPO — and the large expected payouts for Mr. Schwarzman and some of his colleagues — has triggered some carping from rivals who say they worry about bringing unwanted attention to the riches being made in the buyout business.

At a conference in January, Mr. Schwarzman insisted he’s worth every penny he’s made at Blackstone. He argued that he has created extraordinary wealth for Blackstone partners — and for the teachers, policemen and civil servants whose pension funds are his firm’s biggest investors. He said the problem he has with executive pay isn’t his own; it’s about chief executives who run their companies into the ground, then collect huge severance packages.

Judging by the lavishness of his birthday bash, which was extensively chronicled in the press, he isn’t particularly concerned about being seen as ostentatious. The Armory’s entrance hung with banners painted to replicate Mr. Schwarzman’s sprawling Park Avenue apartment. A brass band and children clad in military uniforms ushered in guests. A huge portrait of Mr. Schwarzman, which usually hangs in his living room, was shipped in for the occasion.

The affair was emceed by comedian Martin Short. Rod Stewart performed. Composer Marvin Hamlisch did a number from “A Chorus Line.” Singer Patti LaBelle led the Abyssinian Baptist Church choir in a tune about Mr. Schwarzman. Attendees included Colin Powell and New York Mayor Michael Bloomberg. The menu included lobster, baked Alaska and a 2004 Louis Jadot Chassagne Montrachet, among other fine wines.

“We have all wanted to be private — at least until now,” said David Bonderman, co-founder of buyout firm TPG, formerly known as Texas Pacific Group, at a recent conference. “When Steve Schwarzman’s biography with all the dollar signs is posted on the Web site” when Blackstone becomes a public company, he said, “none of us will like the furor that results — and that’s even if you like Rod Stewart.”

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